Exhibit 99.1

POSTMEDIA NETWORK CANADA CORP.
INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2011 AND 2010
(UNAUDITED)

Issued: January 11, 2012

POSTMEDIA NETWORK CANADA CORP.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

(In thousands of Canadian dollars, except per share amounts)

	For the three months ended
	November 30,
	2011	2010
		(notes 5 and 20)
Revenues
Print advertising	149,368	169,197
Print circulation	54,269	56,030
Digital	22,622	22,937
Other	4,831	5,935
Total revenues	231,090	254,099
Expenses
Compensation	87,121	96,886
Newsprint	14,634	16,654
Distribution	32,705	32,819
Other operating	41,983	38,558
Operating income before depreciation, amortization and restructuring (note 6)	54,647	69,182
Depreciation	6,462	7,140
Amortization	11,021	11,464
Restructuring and other items	2,982	21,239
Operating income	34,182	29,339
Interest expense	16,837	19,341
Net financing expense relating to employee benefit plans (note 16)	975	844
(Gain) loss on derivative financial instruments (note 7)	(10,040)	12,950
Foreign currency exchange (gains) losses	12,132	(10,157)
Acquisition costs (note 4)	-	1,787
Earnings before income taxes	14,278	4,574
Provision for income taxes	-	-
Net earnings from continuing operations	14,278	4,574
Net earnings from discontinued operations, net of tax of nil (note 5)	14,053	1,431
Net earnings attributable to equity holders of the Company	28,331	6,005

Earnings per share from continuing operations (note 17):
Basic	$0.35	$0.11
Diluted	$0.35	$0.11

Earnings per share from discontinued operations (note 17):
Basic	$0.35	$0.04
Diluted	$0.34	$0.04

Earnings per share attributable to equity holders of the Company (note 17):
Basic	$0.70	$0.15
Diluted	$0.70	$0.15

The notes constitute an integral part of the interim condensed consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(UNAUDITED)

(In thousands of Canadian dollars)

	For the three months ended
	November 30,
	2011	2010
		(notes 5 and 20)
Net earnings attributable to equity holders of the Company	28,331	6,005

Other comprehensive income (loss) from continuing operations
Gain on valuation of derivative financial instruments, net of tax of nil
(2010 - nil) (note 8)	1,260	3,990
Net actuarial gains (losses) on employee benefits, net of tax of nil
(2010 - nil) (note 16)	(9,390)	21,525
Other comprehensive income (loss) from discontinued operations
Net actuarial gains (losses) on employee benefits, net of tax of nil
(2010 - nil) (note 16)	(906)	35
Other comprehensive income (loss)	(9,036)	25,550
Comprehensive income attributable to equity holders of the Company	19,295	31,555

Total comprehensive income attributable to equity holders of the Company
Continuing operations	6,148	30,089
Discontinued operations	13,147	1,466

The notes constitute an integral part of the interim condensed consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(UNAUDITED)

(In thousands of Canadian dollars)

	As at November 30, 2011	As at August 31, 2011	As at September 1, 2010
		(note 20)	(note 20)
ASSETS

Current Assets
Cash	12,434	10,483	40,201
Accounts receivable	133,343	118,577	116,417
Derivative financial instruments (note 8)	327	-	-
Inventory (note 9)	4,061	5,834	6,187
Prepaid expenses and other assets	15,758	15,928	14,873
Total current assets	165,923	150,822	177,678

Non-Current Assets
Property and equipment (note 10)	303,809	336,268	355,194
Derivative financial instruments (note 8)	17,274	13,817	15,831
Other assets	1,995	3,211	4,208
Intangible assets (notes 11 and 12)	405,225	440,032	477,200
Goodwill (notes 5 and 12)	223,500	236,093	236,093
Total assets	1,117,726	1,180,243	1,266,204

The notes constitute an integral part of the interim condensed consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)
(UNAUDITED)

(In thousands of Canadian dollars)

	As at November 30, 2011	As at August 31, 2011	As at September 1, 2010
		(note 20)	(note 20)
LIABILITIES AND EQUITY

Current Liabilities
Accounts payable and accrued liabilities (note 13)	80,458	77,084	92,023
Provisions (note 14)	10,364	11,508	21,398
Deferred revenue	26,989	30,494	32,096
Current portion of derivative financial instruments (note 8)	6,811	12,307	3,685
Current portion of long-term debt (note 15)	16,426	16,862	13,499
Obligation under finance lease	-	-	1,841
Total current liabilities	141,048	148,255	164,542

Non-Current Liabilities
Long-term debt (note 15)	498,573	555,436	632,532
Derivative financial instruments (note 8)	15,012	31,093	558
Other non-current liabilities (note 16)	125,911	127,999	156,958
Provisions (note 14)	1,521	1,499	1,057
Deferred income taxes	681	681	681
Total liabilities	782,746	864,963	956,328

Equity
Capital stock	371,132	371,132	371,132
Contributed surplus (note 18)	6,007	5,602	2,151
Deficit	(28,583)	(46,618)	(50,144)
Accumulated other comprehensive loss	(13,576)	(14,836)	(13,263)
Total equity	334,980	315,280	309,876
Total liabilities and equity	1,117,726	1,180,243	1,266,204

The notes constitute an integral part of the interim condensed consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(UNAUDITED)

(In thousands of Canadian dollars)

	For the three months ended November 30, 2011
	Capital stock	Contributed surplus	Deficit	Accumulated other comprehensive loss	Total Equity

Balance as at August 31, 2011 (note 20)	371,132	5,602	(46,618)	(14,836)	315,280
Net earnings attributable to equity holders of the Company	-	-	28,331	-	28,331
Other comprehensive income (loss)	-	-	(10,296)	1,260	(9,036)
Comprehensive income attributable to equity holders of the Company	-	-	18,035	1,260	19,295
Share-based compensation (note 18)	-	405	-	-	405
Balance as at November 30, 2011	371,132	6,007	(28,583)	(13,576)	334,980

	For the three months ended November 30, 2010
	Capital stock	Contributed surplus	Deficit	Accumulated other comprehensive loss	Total Equity

Balance as at September 1, 2010 (note 20)	371,132	2,151	(50,144)	(13,263)	309,876
Net earnings attributable to equity holders of the Company	-	-	6,005	-	6,005
Other comprehensive income	-	-	21,560	3,990	25,550
Comprehensive income attributable to equity holders of the Company	-	-	27,565	3,990	31,555
Share-based compensation (note 18)	-	886	-	-	886
Balance as at November 30, 2010	371,132	3,037	(22,579)	(9,273)	342,317

The notes constitute an integral part of the interim condensed consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

(In thousands of Canadian dollars)

	For the three months ended
	November 30,
	2011	2010
		(note 5)
CASH GENERATED (UTILIZED) BY:

OPERATING ACTIVITIES
Net earnings attributable to equity holders of the Company	28,331	6,005
Items not affecting cash:
Depreciation	6,625	7,710
Amortization	11,076	11,636
(Gain) loss on derivative financial instruments (note 7)	(11,029)	12,172
Non-cash interest	8,688	2,903
Non-cash foreign currency exchange losses (gains)	12,007	(10,365)
Gain on sale of discontinued operations (note 5)	(17,109)	-
Share-based compensation (note 18)	(1,250)	1,558
Net financing expense relating to employee benefit plans (note 16)	982	848
Employee benefit funding in excess of current service cost (note 16)	(9,440)	(6,939)
Net change in non-cash operating accounts	(18,959)	(30,143)
Cash flows from operating activities	9,922	(4,615)

INVESTING ACTIVITIES
Net proceeds from the sale of discontinued operations (note 5)	85,890	-
Proceeds from the sale of property and equipment	-	1,106
Additions to property and equipment	(1,499)	(1,521)
Additions to intangible assets	(1,500)	(2,467)
Cash flows from investing	82,891	(2,882)

FINANCING ACTIVITIES
Repayment of long-term debt (note 15)	(90,825)	(10,791)
Debt issuance costs	(37)	(255)
Cash flows from financing activities	(90,862)	(11,046)

Net change in cash	1,951	(18,543)
Cash at beginning of period	10,483	40,201
Cash at end of period	12,434	21,658

	For the three months ended
	November 30,
	2011	2010

Supplemental disclosure of operating cash flows
Interest paid	5,879	9,333
Income taxes paid	-	-

The notes constitute an integral part of the interim condensed consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

For the three months ended November 30, 2011 and 2010
(In thousands of Canadian dollars, except as otherwise noted)

1.      DESCRIPTION OF BUSINESS

Postmedia Network Canada Corp. (“Postmedia” or the “Company”) is a holding company that has a 100% interest in its subsidiary Postmedia Network Inc. (“Postmedia Network”).  The Company was incorporated on April 26, 2010, pursuant to the Canada Business Corporations Act, to enable the purchase of the assets and certain liabilities of Canwest Limited Partnership (“Canwest LP”) on July 13, 2010.  The Company’s registered office is 1450 Don Mills Road, Don Mills, Ontario.

The Company’s operations consist of news and information gathering and dissemination operations, with products offered in a number of markets across Canada through a variety of daily newspapers, online, digital and mobile platforms.  Additionally, the Company operates digital media and online assets including the canada.com network, FPinfomart.ca and each newspaper’s online website.  The Company supports these operations through a variety of centralized shared services. The Company’s advertising revenue is seasonal. Historically, advertising revenue and accounts receivable are typically highest in the first and third fiscal quarters, while expenses are typically relatively constant throughout the fiscal year.

2.      BASIS OF PRESENTATION

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants – Part I (“CICA Handbook”).  In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company has commenced reporting using IFRS in these interim condensed consolidated financial statements. In the financial statements, the term “Canadian GAAP” refers to Canadian GAAP – Part V before the adoption of IFRS.

These interim condensed consolidated financial statements of the Company are prepared in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”), and International Accounting Standard (“IAS”) 34 – Interim Financial Reporting.  These interim condensed consolidated financial statements have been prepared using the accounting policies the Company expects to adopt in its annual consolidated financial statements for the year ending August 31, 2012.  These are the Company’s first consolidated financial statements prepared under IFRS and IFRS 1 – First-time Adoption of IFRS and include an explanation of the transition to IFRS from Canadian GAAP, including reconciliations of the Company’s financial position and financial results as previously reported under Canadian GAAP (note 20).

The policies applied in these interim condensed consolidated financial statements are based on IFRS issued and outstanding as of January 11, 2012, the date the Board of Directors (the “Board”) approved the statements. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending August 31, 2012 could result in restatement of these interim condensed consolidated financial statements, including the transition adjustments recognized on change-over to IFRS.  The interim condensed consolidated financial statements should be read in conjunction with the Company’s Canadian GAAP annual consolidated financial statements for the year ended August 31, 2011. Additional significant disclosures for the year ended August 31, 2011 not previously required by Canadian GAAP have been disclosed herein.

3.     SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in the preparation of these interim condensed consolidated financial statements are described below.

(a)  Basis of measurement

These interim condensed consolidated financial statements have been prepared under the historical cost convention, except for the revaluation of derivative financial instruments to fair value.

(b)  Principles of consolidation

These interim condensed consolidated financial statements include the accounts of the Company and its subsidiary.  All intercompany transactions and balances have been eliminated on consolidation.

(c)  Use of estimates

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, and disclosures of contingent assets and liabilities.  Although these estimates are based upon management’s best knowledge of the amount, event or actions, actual results could differ from those estimates.  The following significant areas require management to use assumptions and to make estimates:

Impairment of non-financial assets

The Company tests goodwill and indefinite life intangible assets for impairment annually, or more frequently if there are any indicators that an impairment has arisen.  The recoverable amount of goodwill and indefinite life intangible assets are based on the higher of value in use and fair value less cost to sell calculations.  The Company has computed the fair value less cost to sell of each cash-generating unit (“CGU” or “CGU’s”) using a discounted cash flow model that requires assumptions about future cash flows and discount rates. The future cash flows are based on management’s best estimate considering historical and expected operating plans, current strategies, economic conditions and the general outlook for the industry and markets in which the Company operates.  The discounted cash flow calculations represent three year projections prepared by management.  Cash flows after the three year projections are extrapolated using individual growth rates.  Refer to note 12 for more details about the methods and assumptions used in estimating the recoverable amount.

Employee future benefits

The cost of defined benefit pension plans, post-retirement benefit plans and other long-term employee benefit plans and the present value of the defined benefit obligation are determined using actuarial valuations. An actuarial valuation involves making various assumptions which may differ from actual results.  These assumptions include the discount rate to measure obligations and the expected long-term rate of return on plan assets, among others.  Due to the complexity of the actuarial valuations and the long-term nature of defined benefit plans, a defined benefit obligation is highly sensitive to changes in assumptions.  Discount rates and the expected return on plan assets compared to the actual return on plan assets are reviewed at each reporting date and corresponding adjustments are recognized in other comprehensive income and deficit. Additional information on employee future benefits is contained in note 16.

(d)   Disposals of non-current assets and discontinued operations

Non-current assets are classified as held for sale if the carrying amount will be recovered principally through a sale transaction rather than through continued use, they are available for sale in their present condition and such sale is considered highly probable.  The criteria for classification as held for sale include a firm decision by management or the Board to dispose of a business or a group of assets and the expectation that such disposal will be completed within a twelve month period.  Assets held for sale are classified as discontinued operations if the operations and cash flows can be clearly distinguished, both operationally and for financial reporting purposes, from the rest of the Company and they represent a separate major line of business or geographical area of operations, or are part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations, or is a subsidiary acquired with the view to resell.

(e)   Foreign currency translation

These interim condensed consolidated financial statements are presented in Canadian dollars, the Company’s functional and reporting currency.  As at the date of the statement of financial position, monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars using the foreign currency exchange rate in effect at that date.  Revenues and expense items are translated at the foreign currency exchange rate in effect when the transaction occurred.  The resulting foreign currency exchange gains and losses are recognized in the statement of operations in foreign currency exchange (gains) losses.

(f)   Cash

Cash is comprised of cash on hand and current balances with banks.

(g)  Borrowing costs

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Borrowing costs consist of interest and other financing costs which an entity incurs in connection with the borrowing of funds.  All other borrowing costs are recognized in interest expense in the statement of operations in the period in which they are incurred.

(h)   Property and equipment

Property and equipment are recorded at historical cost.  Historical cost includes purchase cost, expenditures that are directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, and borrowing costs if applicable.

Depreciation is provided for on a straight line basis over the following useful lives:

Assets	Estimated useful life

Building and leaseholds	3 - 40 years
Computer hardware	1 - 5 years
Machinery and equipment	2 - 20 years

Estimates of useful lives and residual values ascribed to property and equipment are reviewed on an annual basis and if necessary depreciation is adjusted for on a prospective basis.

(i)   Intangible assets

  Finite life intangibles

  (i) Software

Costs of internally generated software comprise all directly attributable costs necessary to create, produce and prepare the asset to be capable of operating in the manner intended by management.  Internally generated software is primarily comprised of internal costs in connection with the development of software to be used internally or for providing services to customers.  All costs incurred during the research phase are expensed as incurred.  Development costs that are  attributable to the design and testing are recognized as intangible assets if the asset can be separately identified, it is probable the asset will generate future economic benefits, the development cost can be measured reliably, the project is technically feasible and the project will be completed with a view to use the asset.

Software costs are amortized using the straight line method of amortization over their estimated useful lives, which range from 2 to 10 years.  Estimates of useful lives ascribed to software are reviewed on an annual basis and if necessary amortization is recognized on a prospective basis.

(ii) Other identifiable intangible assets

Upon acquisition, other identifiable intangible assets are recorded at cost and are carried at cost less accumulated amortization.  Other identifiable intangible assets with finite lives are amortized using the straight-line method of amortization over their estimated useful lives, as follows:

Other identifiable intangible assets with finite lives	Estimated useful life

Subscribers	5 years
Customer relationships	4-5 years
Non-newspaper domain names	15 years

Estimates of useful lives ascribed to other identifiable intangible assets are reviewed on an annual basis and if necessary amortization is adjusted for on a prospective basis.

Costs associated with purchasing and developing content are expensed as incurred.

Indefinite life intangibles

Intangible assets with indefinite lives are not amortized.  These include newspaper mastheads and certain domain names related to the newspaper online websites.  The assessment of indefinite life is reviewed annually to determine whether the indefinite life assumption continues to be supportable.  If it is deemed unsupportable the change in useful life from indefinite to finite life is made and amortization is recognized on a prospective basis.

(j)   Business combinations and goodwill

The Company uses the acquisition method of accounting to record business combinations.  The acquisition method of accounting requires the Company to recognize, separately from goodwill, the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree measured at the acquisition-date fair values.  The consideration transferred shall be measured at fair value calculated as the sum of the acquisition-date fair values of the assets transferred by the Company, the liabilities assumed by the Company and any equity interests issued by the Company.  Contingent consideration is recognized as part of the consideration transferred.  Goodwill as of the acquisition date is measured as the excess of the consideration transferred and the amount of any non-controlling interest acquired over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed, measured at fair value.  Goodwill acquired through a business combination is allocated to the operating segments that are expected to benefit from the synergies of the business combination. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.  Acquisition related costs are expensed in the period they are incurred except for those costs to issue equity securities which are offset against the related equity instruments and those costs to issue debt which are offset against the corresponding debt and amortized using the effective interest method.  Acquisition related costs include advisory, legal, accounting, valuation and other professional or consulting fees; and costs of registering and issuing debt and securities.

(k)  Impairments

Impairments are recorded when the recoverable amount of an asset or CGU is less than its carrying amount. The recoverable amount is the higher of an asset’s or CGU’s fair value less cost to sell or its value in use, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.  Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.  Impairment losses, other than those relating to goodwill, are evaluated for potential reversals when events or changes in circumstances warrant such consideration.

(i) Non-financial assets

The carrying values of non-financial assets with finite lives, except inventories, deferred tax assets and employee benefits, are assessed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.  Additionally, intangible assets with indefinite lives, comprised of mastheads and newspaper domain names, and intangible assets not ready for use are included in their related CGU, and are tested annually for impairment or whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.  For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows (CGU’s).  An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount.  The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use.  Non-financial assets other than goodwill that have incurred an impairment in previous periods are reviewed for the possible reversal of the impairment at each reporting date.

(ii) Goodwill

Goodwill is reviewed for impairment annually or more frequently if there are indications that impairment may have occurred.  For the purpose of impairment testing, goodwill is allocated to each CGU (or group of CGU’s) based on the level at which management monitors goodwill, however not higher than an operating segment.  Impairment is determined by assessing the recoverable amount of each CGU (or group of CGU’s) to which the goodwill relates.  The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Where the recoverable amount of each CGU (or group of CGU’s) is less than the carrying amount, an impairment loss is recognized.  Impairment loses relating to goodwill cannot be reversed in future periods.

(l)   Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable net of any discounts, if applicable.  The Company bases any estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

Revenue from the rendering of services and sale of goods is recognized when the following criteria have been met:

●	the significant risks and rewards of ownership are transferred to customers, and the Company retains neither managerial involvement nor effective control,
●	the amount of revenue can be measured reliably, and
●	the receipt of economic benefit is probable.

Print advertising revenue is recognized when advertisements are published. Print circulation revenue includes home-delivery subscriptions and single-copy sales at newsstands and vending machines.  Print circulation revenue from subscriptions is recognized on a straight-line basis over the term of the subscriptions.  Print circulation revenue from single-copy sales at newsstands and vending machines, net of a provision for estimated returns based on historical rates of returns, is recognized when the newspapers are delivered. Digital revenue is recognized when advertisements are placed on the Company’s websites or, with respect to certain online advertising, each time a user clicks on certain ads.  Digital revenue also includes subscription revenue for business research and corporate financial information services and is recognized on a straight-line basis over the term of the subscriptions or contracts.  Other revenue is recognized when the related service or product has been delivered.

Amounts received relating to services to be performed in future periods are recorded as deferred revenue on the statement of financial position.

(m)  Inventory

Inventory, consisting primarily of printing materials, is valued at the lower of cost, using the first-in-first out cost formula, and net realizable value, where net realizable value is determined to be the estimated selling price in the ordinary course of business, less estimated costs of completion and estimated costs necessary to make the sale.  Inventories are written down to net realizable value if the cost of the inventories exceeds the net realizable value.  Reversals of previous write-downs to net realizable value are required when there is a subsequent increase in the value of inventories.

(n)   Share-based compensation

The Company has a Share Option Plan and a Restricted Share Unit Plan that will be settled through the issuance of shares of Postmedia or through cash at the option of the Company, a Deferred Share Unit Plan that will be settled with cash and an Employee Share Purchase Plan that will be settled through the issuance of shares of the Company.

(i) Share Option Plan

The Company recognizes compensation expense for all share options granted based on the fair value of the option on the date of grant using the Black-Scholes option pricing model.  The fair value of the options is recognized as compensation expense over the vesting period of the options with a corresponding credit to contributed surplus.  The contributed surplus balance is reduced as options are exercised through a credit to capital stock.  The consideration paid by option holders is credited to capital stock when the options are exercised.

(ii) Restricted Share Unit Plan

The Company recognizes compensation expense for all restricted share units granted based on the fair value of the Company’s shares on the issuance date of each restricted share unit grant net of estimated forfeitures.  The fair value of the restricted share units is recognized as compensation expense, over the vesting period of each restricted share unit grant, with a corresponding credit to contributed surplus.  The contributed surplus balance is reduced as units are exercised through a credit to share capital.  Compensation cost is not adjusted for subsequent changes in the fair value of the Company’s shares.

(iii) Deferred Share Unit Plan

The Company recognizes compensation expense for its deferred share unit plan based on the fair value of the Company’s shares on the issuance date of each deferred share unit grant.  The fair value of the deferred share units is recognized as compensation expense, over the vesting period of each deferred share unit grant, in operating expenses with a corresponding credit to other non-current liabilities.  The deferred share units outstanding are re-measured at each reporting period until settlement, using the fair value of the shares of the Company.

(iv) Employee Share Purchase Plan

The Company will recognize compensation expense based on the fair value of the Company’s shares granted under the Employee Share Purchase Plan over the vesting period of each plan issuance with a corresponding credit to contributed surplus.  The contributed surplus will be reduced when shares vest through a credit to share capital.

The Company uses the graded vesting method to calculate compensation expense for all share- based compensation plans.

(o)   Financial instruments

Financial instruments are classified as fair value through profit or loss, loans and receivables or other financial liabilities.

(i)  Fair value through profit or loss

Financial instruments are classified as fair value through profit or loss if acquired principally for the purpose of selling in the short-term, or if so designated by management and it eliminates or significantly reduces a measurement or recognition inconsistency, or is managed and its performance is evaluated on a fair value basis. Assets in this category principally include embedded derivatives and derivative financial instruments which do not qualify for hedge accounting.  Financial instruments classified as fair value through profit or loss are carried at fair value with changes recognized in the statement of operations.

(ii)  Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Assets in this category include accounts receivable and cash.  Loans and receivables are initially recognized at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest method, less a provision for impairment. Loans and receivables are included in current assets, except for those with maturities greater than twelve months after the end of the reporting period, which are classified as non-current assets.

(iii)  Other financial liabilities

Other financial liabilities include accounts payable and accrued liabilities and long-term debt. Other financial liabilities are recognized initially at fair value, net of any transaction costs incurred, and subsequently at amortized cost using the effective interest method. Other financial liabilities are classified as current liabilities if payment is due within twelve months; otherwise, they are classified as non-current liabilities.  Financing fees related to revolving debt arrangements are initially recognized as an other asset and amortized over the term of the arrangement in interest expense.

The effective interest rate is the rate that exactly discounts the estimated future cash flows through the expected life of the financial instrument to its net carrying amount.

(p)   Derivative financial instruments and hedging

The Company uses derivative financial instruments to manage its exposure to fluctuations in foreign currency rates and interest rates.  Derivative financial instruments are initially recognized at fair value on the date a contract is entered into and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative financial instrument is designated as a hedging instrument and the nature of the item being hedged.  The Company documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its strategy for using hedges and its risk management objectives. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivative financial instruments that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.  Non-performance risk, including the Company’s own credit risk, is considered when determining the fair value of derivative financial instruments.  The Company does not hold or use any derivatives instruments for trading purposes.

The Company enters into the following types of derivative financial instruments:

Cash flow hedges

The Company uses cash flow hedges to hedge (i) the foreign currency rate exposure on interest and principal payments on foreign currency denominated debt and (ii) foreign currency and interest rate exposure on variable interest rate and principal payments on foreign currency denominated debt.  The effective portion of a cash flow hedge is reported in other comprehensive income until it is recognized in the statement of operations during the same period in which the hedged item affects income, while the ineffective portion is immediately recognized in the statement of operations.  When a hedged item ceases to exist or cash flow hedge accounting is terminated, the amounts previously recognized in accumulated other comprehensive income are reclassified to the statement of operations when the variability in the cash flows of the hedged item affects income.  Cash flows associated with derivative contracts accounted for as hedges are classified in the same category in the statement of cash flows as the item being hedged.

Derivatives that do not qualify for hedge accounting

The Company uses derivative financial instruments that hedge the fair value exposure on certain debt resulting from changes in the US and Canadian variable base rates and the foreign currency rate exposure on interest and principal payments on foreign currency denominated debt.  These derivative financial instruments, as well as derivatives that are embedded in financial or non-financial contracts, are not designated as hedges for accounting purposes and are measured at fair value in the statement of financial position.

Embedded derivatives

An embedded derivative is a component of a hybrid instrument that also includes a non-derivative host contract, with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative.  If certain conditions are met, an embedded derivative is separated from the host contract and measured at fair value.

A change in the fair value of these derivative financial instruments is recorded in the statement of operations as gain or loss on derivative financial instruments.

(q)  Provisions

Provisions represent liabilities of the Company for which the amount or timing is uncertain.  Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated.  Provisions are measured at the current best estimate required to settle the obligation and when necessary the use of estimation techniques are utilized.  If the effect of the time value of money is material the provision is measured at the present value of the expected expenditures required to settle the obligation using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation.  The increase in the provision due to the passage of time is recognized as interest expense in the statement of operations.

(r)  Employee benefits

(i)     Pension and post-retirement obligations

The Company maintains a number of defined contribution and defined benefit pension and defined benefit post-retirement plans.  For defined benefit plans, the defined benefit obligation associated with pension and post-retirement benefits earned by employees is actuarially determined on an annual basis by independent actuaries using the projected unit credit method.  The determination of benefit expense requires assumptions such as the expected return on plan assets, the discount rate to measure obligations, expected rate of future compensation increases, retirement ages of employees, expected health care cost trend rate and other factors as applicable. The asset or liability recognized in the statement of financial position is the present value of the defined benefit obligation less the fair value of plan assets at the end of the reporting period. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of Canadian corporate AA zero coupon bonds that have terms to maturity which are similar to the terms of the related liability.  All actuarial gains and losses that arise in calculating the present value of the defined benefit obligation and the fair value of plan assets are recognized in other comprehensive income and then immediately transferred to deficit.  The vested portion of past service costs from plan amendments are recognized immediately in compensation expense in the statement of operations.  The unvested portion is amortized on a straight-line basis over the vesting period.  The current service cost and recognized element of any past service cost of employee benefits expense is recorded in compensation expense in the statement of operations.  The expected return on plan assets and interest cost on the benefit obligations are presented in net financing expense relating to employee benefit plans in the statement of operations. Gains and losses on curtailments or settlements are recognized in the period in which the curtailment or settlement occurs in restructuring and other items in the statement of operations.

Certain of the Company’s defined benefit pension plans are subject to minimum funding requirements. The liability in respect of minimum funding requirements is determined using the projected minimum funding requirements based on management's best estimates of the actuarially determined funded status of the plan, market discount rates and salary escalation estimates. The liability related to the minimum funding requirement and any subsequent re-measurement of that liability is recognized immediately in other comprehensive income and then immediately transferred to deficit without subsequent reclassification to the statement of operations.

For defined contribution plans, the Company pays contributions to the plan on a contractual basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as an expense in the period when they are earned.

(ii)    Other long-term benefits

The Company maintains a number of other long-term employee benefit plans that are to be settled twelve months after the end of the period in which the employee rendered the service.  These plans are accounted for similarly to the defined benefit pension and post-retirement plans with the exception that actuarial gains and losses and past service costs are recognized immediately in the statement of operations.

(iii)   Termination benefits

Termination benefits are payable when employment is terminated by the Company before the normal retirement date, or whenever an employee accepts voluntary termination in exchange for these benefits.  The Company recognises termination benefits when it is demonstrably committed to a termination and the entity has a detailed formal plan to terminate the employment of current employees without possibility of withdrawal.  In the case of an offer made to encourage voluntary termination, the termination benefits are measured based on the number of employees expected to accept the offer.  If the effect of the time value of money is material, benefits falling due more than twelve months after the end of the reporting period are discounted to present value.

(s)  Income taxes

Current income taxes are recognized with respect to amounts expected to be paid or recovered for current and prior periods under the tax rates and laws that have been enacted or substantively enacted as at the date of the statement of financial position.

Deferred income taxes are accounted for using the liability method. Under this method, deferred income tax assets and liabilities are recognized for the estimated tax consequences attributable to differences between the carrying amounts in the consolidated financial statements and the tax bases of assets and liabilities.  However, deferred tax is not recognized if it arises from the initial recognition of goodwill or the initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss.  Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except, in the case of subsidiaries, where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.  Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates, as at the date of the statement of financial position, in effect for the year in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred income tax assets and liabilities is recognized in income in the period that includes the substantive enactment date. A deferred tax asset is recognized initially when it is probable that future taxable income will be sufficient to use the related tax benefits and may be subsequently reduced, if necessary, to an amount that is probable of being realized.

In general, deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements.

Tax expense or recovery is recognized in other comprehensive income or otherwise directly in equity to the extent that it relates to items that are recognized in other comprehensive income or directly in equity.

Deferred tax assets and liabilities are presented as non-current.

  (t)  Leases

Leasing agreements which transfer to the Company substantially all the benefits and risks of ownership of an asset are treated as finance leases, as if the asset had been purchased outright. The assets are included in property and equipment and the related liabilities are shown as obligations under finance leases.  Assets held under finance leases are depreciated on a basis consistent with similar owned assets or the lease term if shorter. The interest element of the obligations under finance leases is included in the statement of operations within interest expense.

All other leases are operating leases and the rental costs are charged to the statement of operations on a straight-line basis over the lease term.

  (u) Earnings per share

Basic earnings per share are calculated using the daily weighted average number of shares outstanding during the period.

Diluted earnings per share are calculated using the daily weighted average number of shares that would have been outstanding during the period had all potential common shares been issued at the beginning of the period, or when the underlying options were granted, if later.  The treasury stock method is employed to determine the incremental number of shares that would have been outstanding had the Company used proceeds from the exercise of the options to acquire shares provided the shares are not anti-dilutive.

Accounting standards issued but not yet effective

IFRS 9 - Financial Instruments

IFRS 9 was issued in November 2009 and contains requirements for financial assets.  This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss.  IFRS 9 also replaces the models for measuring equity instruments, and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income.  Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent not clearly representing a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carry forward existing requirements in IAS 39 - Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income.

This standard is required to be applied for annual periods beginning on or after January 1, 2015, with earlier adoption permitted.  The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 10 – Consolidated Financial Statements

IFRS 10 replaces SIC-12 Consolidation – Special Purposes Entities and parts of IAS 27 – Consolidated and Separate Financial Statements and introduces a new definition of control that is intended to provide more consistent guidance in the determination of whether control exists and whether or not an entity should be included within the consolidated financial statements.

This standard is required to be applied for annual periods beginning on or after January 1, 2013, with earlier adoption permitted.  The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 13 - Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards.  The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date.  It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

This standard is required to be applied for annual periods beginning on or after January 1, 2013, with earlier adoption permitted.  The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IAS 19 – Employee Benefits (Amended)

IAS 19 amendments include, among other changes, the immediate recognition of the actuarial gains and losses in other comprehensive income, the introduction of a net interest approach that replaces the expected return on plan assets and interest costs on the defined benefit obligation with a single net interest component and all past service costs are to be recognized in profit or loss when the employee benefit plan is amended.

This standard is required to be applied for annual periods beginning on or after January 1, 2013, with earlier adoption permitted.  The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

4.     BUSINESS ACQUISITIONS

In connection with the July 13, 2010 acquisition of Canwest LP, $9.0 million in cash was retained and held in trust by the court appointed monitor (the “Monitor”) to pay certain administrative fees and costs relating to the Canwest LP Companies Creditors Arrangement Act filing (the “CCAA filing”).  Any excess cash not used by the Monitor at the completion of the CCAA filing will be returned to the Company.  The Company recorded estimated contingent returnable consideration receivable of $4.7 million on July 13, 2010, of which $3.0 million remains uncollected as at November 30, 2011 (August 31, 2011 - $3.0 million, September 1, 2010 - $4.7 million).  The Company expects the outstanding contingent returnable consideration receivable to be received during the year ending August 31, 2012.  During the three months ended November 30, 2010, the Company incurred additional acquisition costs in connection with the acquisition of Canwest LP of $1.8 million which were charged to acquisition costs in the condensed consolidated statement of operations.

5.     DIVESTITURES AND DISCONTINUED OPERATIONS

On October 18, 2011, the Company entered into an asset purchase agreement with affiliates of Glacier Media Inc. (the “Transaction”) to sell substantially all of the assets and liabilities of the Lower Mainland Publishing Group, the Victoria Times Colonist and the Vancouver Island Newspaper Group, collectively herein referred to as the Disposed Properties.  The Disposed Properties are all within the Newspapers segment.  On November 30, 2011, the Company completed the Transaction.

Details of the Transaction and the gain on sale of discontinued operations are as follows:

Consideration (1)
Purchase price	86,500
Working capital adjustment and other items	1,450
Transaction costs	(610)
Net proceeds	87,340

Carrying value of net assets disposed
Current Assets
Accounts receivable	17,023
Inventory	568
Prepaid expenses and other assets	428
Non-Current Assets
Property and equipment	27,333
Other assets	804
Intangible assets	25,231
Goodwill	12,593
Total assets	83,980
Current Liabilities
Accounts payable and accrued liabilities	9,485
Deferred revenue	2,202
Non-Current Liabilities
Other non-current liabilities	2,062
Total liabilities	13,749
Carrying value of net assets disposed	70,231
Gain on sale of discontinued operations, net of tax of nil	17,109

(1) In accordance with the terms and conditions of the Senior Secured Term Loan Credit Facility (“Term Loan Facility”), the Company is required to repay the outstanding loans with the net proceeds of the Transaction.  On November 30, 2011, the proceeds of $86.5 million, representing the consideration before working capital adjustment and other items and transaction costs, were used to repay a portion of the outstanding loans under the Term Loan Facility (note 15).

As a result of the Transaction, the Company has presented the results of the Disposed Properties as discontinued operations and as such, the condensed consolidated statement of operations and condensed consolidated statement of comprehensive income for the three months ended November 30, 2010 have been revised to reflect this change in presentation.  The condensed consolidated statements of financial position as at August 31, 2011 and September 1, 2010 and the condensed consolidated statement of cash flows for the three months ended November 30, 2010 have not been revised.  The effect of the discontinued operations on the condensed consolidated statements of cash flows for the three months ended November 30, 2011 and 2010 is disclosed below.

Net earnings from discontinued operations for the three months ended November 30, 2011 and 2010 are summarized as follows:

	For the three months ended
	November 30,
	2011	2010
Revenues
Print advertising	27,090	28,085
Print circulation	3,495	3,759
Digital	956	617
Other	535	497
Total revenues	32,076	32,958
Expenses
Compensation	12,756	12,866
Newsprint	1,218	1,187
Distribution	5,117	5,172
Other operating	7,611	7,401
Operating income before depreciation, amortization and restructuring	5,374	6,332
Depreciation	163	570
Amortization	55	172
Restructuring and other items	57	1,926
Operating income	5,099	3,664
Interest expense (1)	8,148	2,233
Net financing expense related to employee benefit plans	7	4
Foreign currency exchange gains	-	(4)
Gain on sale of discontinued operations	(17,109)	-
Earnings before income taxes	14,053	1,431
Provision for income taxes	-	-
Net earnings from discontinued operations	14,053	1,431

(1) The Company has allocated interest expense to discontinued operations representing the portion of interest expense related to the Term Loan Facility that was repaid as a result of the Transaction.  During the three months ended November 30, 2011, the Company allocated interest expense of $1.8 million to discontinued operations (November 30, 2010 - $2.2 million).  In addition, during the three months ended November 30, 2011, the repayment resulted in additional interest expense representing an acceleration of unamortized financing fees and discounts of which $6.4 million has been allocated to discontinued operations (November 30, 2010 – nil) (note 15).

Cash flows from discontinued operations for the three months ended November 30, 2011 and 2010 are summarized as follows:

	For the three months ended
	November 30,
	2011	2010

Cash flows from operating activities	2,275	3,065
Cash flows from investing activities (1)	(2,275)	(3,065)
Cash flows from financing activities	-	-
Cash flows from discontinued operations	-	-

(1) The cash flows from discontinued operations are transferred to the Company through a centralized cash management system resulting in cash flows from discontinued operations for the three months ended November 30, 2011 and 2010 of nil.

6.     OPERATING INCOME BEFORE DEPRECIATION, AMORTIZATION AND RESTRUCTURING

The Company presents operating income before depreciation, amortization and restructuring, in the condensed consolidated statements of operations, to assist users in assessing financial performance.  The Company’s management and Board use this measure to evaluate consolidated operating results as well as the results of its segments and to assess the ability of the Company to incur and service debt.  In addition, this measure is used to make operating decisions as it is an indicator of how much cash is being generated by the Company and assists in determining the need for additional cost reductions, evaluation of personnel and resource allocation decisions.  Finally, this measure is the primary measure, subject to certain required adjustments, used by our creditors to assess performance and compute financial maintenance covenants contained in the Company’s Term Loan Facility.  Operating income before depreciation, amortization and restructuring is referred to as an additional IFRS measure and may not be comparable to similar measures presented by other companies.

7.     (GAIN) LOSS ON DERIVATIVE FINANCIAL INSTRUMENTS

	For the three months ended
	November 30,
	2011	2010

(Gain) loss on fair value swap not designated as a hedge	(7,686)	9,271
Contractual cash interest settlement on fair value swap not designated as a hedge	989	778
(Gain) loss on embedded derivative	(3,343)	2,901
(Gain) loss on derivative financial instruments	(10,040)	12,950

During the three months ended November 30, 2011, no ineffectiveness was recognized in the condensed consolidated statements of operations related to the Company’s cash flow hedges (2010 – nil).

8.     DERIVATIVE FINANCIAL INSTRUMENTS

	As at November 30, 2011	As at August 31, 2011	As at September 1, 2010

Assets
Embedded derivative	17,160	13,817	12,344
Foreign currency interest rate swap - designated as a cash flow hedge (1)	441	-	-
Foreign currency interest rate swap - not designated as a hedge	-	-	3,487
	17,601	13,817	15,831
Less portion receivable within one year	(327)	-	-
Non-current derivative financial instruments	17,274	13,817	15,831

Liabilities
Foreign currency interest rate swaps - designated as cash flow hedges (1)	16,113	30,004	4,243
Foreign currency interest rate swap - not designated as a hedge	5,710	13,396	-
	21,823	43,400	4,243
Less portion due within one year	(6,811)	(12,307)	(3,685)
Non-current derivative financial instruments	15,012	31,093	558

(1)
The notional principal amounts outstanding on the foreign currency interest rate swaps designated as cash flow hedges as at November 30, 2011 were US$321.3 million (August 31, 2011 - US$323.1 million, September 1, 2010 – US$275.0 million). During the three months ended November 30, 2011, foreign currency exchange gains of $13.1 million (2010 – foreign currency exchange losses of $11.0 million) were reclassified to the condensed consolidated statement of operations from accumulated other comprehensive loss, representing foreign currency exchange gains  on the notional amount of the cash flow hedging derivatives.  These amounts were offset by foreign currency exchange losses  recognized on the US dollar denominated 12.50% Senior Secured Notes due 2018 (“Notes”) and the hedged portion of the Term Loan Facility.  During the three months ended November 30, 2011, a loss of $2.0 million (2010 - $1.6 million) was reclassified from accumulated other comprehensive loss to interest expense in the condensed consolidated statement of operations related to the effect of the derivative financial instruments on the Company’s interest expense.  The unrealized loss on valuation of derivative financial instruments that will be reclassified from accumulated other comprehensive loss to interest expense in the condensed consolidated statement of operations over the next twelve months is $6.9 million.

9.     INVENTORY

	As at November 30, 2011	As at August 31, 2011	As at September 1, 2010

Newsprint	2,934	4,321	5,038
Other	1,127	1,513	1,149
	4,061	5,834	6,187

No inventories were carried at net realizable value at November 30, 2011, August 31, 2011, or September 1, 2010.

10.  PROPERTY AND EQUIPMENT

The following disclosures relate to the year ended August 31, 2011 and exclude the impact of the Disposed Properties (note 5).

	Land	Buildings and leaseholds	Computer hardware	Machinery and equipment	Total
Cost
September 1, 2010	65,760	148,696	8,711	136,595	359,762
Additions	-	1,911	4,156	5,596	11,663
Disposals	(220)	(76)	(56)	(1,197)	(1,549)
Other adjustments	-	3	131	1	135
August 31, 2011	65,540	150,534	12,942	140,995	370,011

Accumulated depeciation
September 1, 2010	-	(1,348)	(1,120)	(2,100)	(4,568)
Depreciation	-	(9,046)	(4,828)	(15,325)	(29,199)
Disposals	-	47	55	57	159
Other adjustments	-	-	(135)	-	(135)
August 31, 2011	-	(10,347)	(6,028)	(17,368)	(33,743)

Net carrying value
September 1, 2010	65,760	147,348	7,591	134,495	355,194
August 31, 2011	65,540	140,187	6,914	123,627	336,268

11.  INTANGIBLE ASSETS

The following disclosures relate to the year ended August 31, 2011 and exclude the impact of the Disposed Properties (note 5).

	Finite Life				Indefinite Life
	Software	Subscribers	Customer relationships	Domain names	Mastheads	Domain names	Total
Cost
September 1, 2010	37,575	148,300	12,200	7,105	248,550	29,975	483,705
Additions							-
Internally developed	718	-	-	-	-	-	718
Purchased	7,992	-	-	26	-	-	8,018
Disposals	(73)	-	-	-	-	-	(73)
Other adjustments	(135)	-	-	-	-	-	(135)
August 31, 2011	46,077	148,300	12,200	7,131	248,550	29,975	492,233

Accumulated amortization
September 1, 2010	(2,065)	(4,099)	(276)	(65)	-	-	(6,505)
Amortization	(13,162)	(29,624)	(2,632)	(475)	-	-	(45,893)
Disposals	62	-	-	-	-	-	62
Other adjustments	135	-	-	-	-	-	135
August 31, 2011	(15,030)	(33,723)	(2,908)	(540)	-	-	(52,201)

Net carrying value
September 1, 2010	35,510	144,201	11,924	7,040	248,550	29,975	477,200
August 31, 2011	31,047	114,577	9,292	6,591	248,550	29,975	440,032

12.  IMPAIRMENT TESTING OF GOODWILL AND INDEFINITE LIFE INTANGIBLE ASSETS

The following disclosures relate to the year ended August 31, 2011 and exclude the impact of the Disposed Properties (note 5).

The following table shows the carrying amount of indefinite life intangible assets, consisting of mastheads and domain names, and goodwill by CGU as at August 31, 2011.

	Indefinite life intangible assets	Goodwill

Operating segment
Western newspapers	160,450	93,900
Eastern newspapers	118,075	120,193
Digital media	-	22,000
	278,525	236,093

Impairment testing

The Company completes its required annual test for impairment, as described in note 3(k), during the fourth quarter of each year.  The Company also completed impairment testing of Goodwill upon transition to IFRS on September 1, 2010.

Goodwill

For the year ended August 31, 2011, the Company used fair value less costs to sell to calculate the recoverable amount of each CGU.  The methodology used to determine fair value less costs to sell was an income approach using pre-tax cash flow projections based on financial budgets approved by management covering a three year period.  The future cash flows are based on management’s best estimates considering historical and expected operating plans, current strategies, economic conditions, and the general outlook for the industry and markets in which the CGU operates.  Cash flows beyond the three year period are extrapolated using the estimated growth rates stated below.  The growth rate does not exceed the long-term growth rate for the business in which the CGU operates.

	Western Newspapers	Eastern Newspapers	Digital Media

Discount rate	13.4%	13.4%	13.4%
Growth rate	1.0%	1.0%	1.0%

The discount rate represents a weighted average cost of capital (“WACC”) for comparable companies operating in the Company’s industry, based on publicly available information. The WACC is a market participant estimate of the overall required rate of return on an investment for both debt and equity owners and serves as the basis for developing an appropriate discount rate.  Determination of the WACC requires separate analysis of the cost of equity and debt, and considers a market participant risk premium based on an assessment of risks related to the projected cash flows of each CGU.  The growth rates used are consistent with forecasts used in industry reports.

As at August 31, 2011, the recoverable amount for each CGU was in excess of its carrying value. The excess ranged from 12% to 86% of the carrying value of the applicable CGU.  The Company considered the reasonability of the conclusions under the income approach by using a market approach that compared enterprise value multiples with other companies in the industry and found the results to be consistent.

13.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at November 30, 2011	As at August 31, 2011	As at September 1, 2010

Trade payables	9,178	8,330	12,705
Accrued liabilities	55,265	63,228	72,474
Accrued interest	16,015	5,526	6,844
Accounts payable and accrued liabilities	80,458	77,084	92,023

14.   PROVISIONS

	As at November 30, 2011	As at August 31, 2011	As at September 1, 2010

Current provisions	10,364	11,508	21,398
Non-current provisions	1,521	1,499	1,057
Total provisions	11,885	13,007	22,455

 The following table presents the movement in provisions for the periods presented:

	Restructuring (a)	Other provisions (b)	Total
Liability as at September 1, 2010	16,799	5,656	22,455
Charges	41,895	194	42,089
Payments	(49,486)	(2,051)	(51,537)
Liability as at August 31, 2011	9,208	3,799	13,007
Less portion due within one year	(9,208)	(2,300)	(11,508)
Non-current provisions	-	1,499	1,499

Liability as at August 31, 2011	9,208	3,799	13,007
Charges	3,039	770	3,809
Payments	(4,134)	(797)	(4,931)
Liability as at November 30, 2011	8,113	3,772	11,885
Less portion due within one year	(8,113)	(2,251)	(10,364)
Non-current provisions	-	1,521	1,521

(a)  Restructuring

During the year ended August 31, 2011, the Company implemented restructuring initiatives consisting of a series of involuntary and voluntary terminations, primarily in the Newspapers segment.  The restructuring provisions are expected to be substantially paid by November 30, 2012.

(b)  Other provisions

Other provisions include unfavorable lease contracts recognized on the acquisition of Canwest LP, as well as provisions for certain claims and grievances which have been asserted on the Company.

15.   LONG-TERM DEBT

				As at November 30, 2011	As At August 31, 2011	As at September 1, 2010
	Maturity	Principal translated at November 30 2011 exchange rates	Financing fees, discounts and other	Carrying value of debt	Carrying value of debt	Carrying value of debt
Senior Secured Term Loan Credit Facility
Tranche C (US$251.1M) (1)	July 2016	256,243	11,869	244,374	313,162	-
US Tranche	July 2016	-	-	-	-	261,732
Canadian Tranche	January 2015	-	-	-	-	101,600
Senior Secured Notes (US$275M)	July 2018	280,583	9,958	270,625	259,136	282,699
Senior Secured Asset-Based Revolving Credit Facility (2)	July 2014	-	-	-	-	-
Total long-term debt				514,999	572,298	646,031
Less portion due within one year				(16,426)	(16,862)	(13,499)
Long-term debt				498,573	555,436	632,532

 The terms and conditions of the long-term debt are the same as disclosed in the August 31, 2011 audited consolidated financial statements, except as disclosed below:

(1) In accordance with the terms and conditions of the Term Loan Facility, on November 30, 2011 the proceeds from the sale of the Disposed Properties was used to make a principal payment of US$84.6 million (CDN$86.5 million) on Tranche C.  The Company accounts for Tranche C at amortized cost using the effective interest rate method and as a result of this repayment the Company recalculated the carrying amount of Tranche C as at November 30, 2011 to reflect the actual and revised estimate of cash flows.  As a result of such recalculation during the three months ended November 30, 2011, the Company charged a total of $6.9 million to interest expense in the condensed consolidated statement of operations representing an acceleration of unamortized financing fees and discounts of Tranche C.  Of this amount, $6.4 million was allocated to interest expense of discontinued operations as this portion related to the repayment due to the sale of the Disposed Properties (note 5).

(2) As at November 30, 2011 the Company had no amounts drawn (August, 31, 2011 and September 1, 2010 – nil) and had availability of $45.0 million (August 31, 2011 – $37.3 million, September 1, 2010 - $35.1 million) under this facility.

16.   EMPLOYEE BENEFIT PLANS

The Company has a number of funded and unfunded defined benefit plans that include pension benefits, post-retirement benefits, as well as other long-term employee benefits.  The net employee benefit plan costs related to the Company’s pension benefit plans, post-retirement benefit plans and other long-term employee benefit plans reported in net earnings from continuing operations in the condensed consolidated statements of operations are as follows:

	For the three months ended November 30,
	Pension benefits		Post-retirement benefits		Other long-term employee benefits		Total
	2011	2010	2011	2010	2011	2010	2011	2010

Current service cost	2,526	3,117	438	454	578	553	3,542	4,124
Amortization of past service costs	-	-	62	-	-	-	62	-
Interest cost	5,089	5,032	761	721	176	209	6,026	5,962
Expected return on plan assets	(5,051)	(5,118)	-	-	-	-	(5,051)	(5,118)
Net defined benefit plan expense (1)	2,564	3,031	1,261	1,175	754	762	4,579	4,968

(1) Current service cost and amortization of past service costs are included in compensation expense and interest cost and expected return on plan assets is included in net financing expense relating to employee benefit plans in the condensed consolidated statements of operations.  In addition, during the three months ended November 30, 2011, the Disposed Properties recorded net employee benefit plan costs in earnings from discontinued operations of $0.2 million (2010 - $0.2 million).

 Actuarial gains (losses) related to the Company’s pension benefit plans and post-retirement benefit plans recognized in the condensed consolidated statement of comprehensive income are as follows:

	For the three months ended November 30,
	Pension benefits		Post-retirement benefits		Total
	2011	2010	2011	2010	2011	2010

Other comprehensive income (loss) from continuing operations
Net actuarial gains (losses) on employee benefits	(9,390)	20,152	-	1,373	(9,390)	21,525
Other comprehensive income (loss) from discontinued operations
Net actuarial gains (losses) on employee benefits	(906)	35	-	-	(906)	35
Net actuarial gains (losses) recognized in other comprehensive income (loss)	(10,296)	20,187	-	1,373	(10,296)	21,560

The cumulative actuarial gains (losses) and minimum funding liability related to the Company’s pension benefit plans and post-retirement benefit plans recognized in the condensed consolidated statement of financial position as at November 30, 2011 are as follows:

2011

Cumulative actuarial gains and minimum funding liability recognized directly in deficit, August 31, 2011	7,802
Net actuarial losses recognized in other comprehensive income and deficit	(10,296)
Cumulative actuarial gains and minimum funding liability recognized directly in deficit, November 30, 2011	(2,494)

Changes to the net defined benefit plan obligations related to the Company’s pension benefit plans, post-retirement benefit plans and other long-term employee benefit plans reported in the condensed consolidated statement of financial position for the three months ended November 30, 2011 are as follows:

	Pension benefits	Post-retirement benefits	Other long-term employee benefits	Total (1)

Liability as at August 31, 2011	51,926	52,953	16,580	121,459
Amounts recognized in the statement of operations (2)	2,795	1,261	754	4,810
Amounts recognized in other comprehensive income	10,296	-	-	10,296
Contributions to the plans	(12,200)	(600)	(468)	(13,268)
Disposal of discontinued operations (note 5)	(2,025)	-	-	(2,025)
Liability as at November 30, 2011	50,792	53,614	16,866	121,272

(1) As at August 31, 2011 and November 30, 2011, the net benefit obligation is recorded in other non-current liabilities on the condensed consolidated statement of financial position.
(2) Includes $0.2 million of pension benefit costs related to the Disposed Properties.

The following disclosures relate to the year ended August 31, 2011.  The disclosures relating to the consolidated statement of operations and the consolidated statement of comprehensive income (loss) have been revised to reflect the presentation of the Disposed Properties as discontinued operations for the year ended August 31, 2011.

The net employee benefit plan costs related to the Company’s pension benefit plans, post-retirement benefit plans and other long-term employee benefit plans reported in net earnings from continuing operations in the consolidated statement of operations for the year ended August 31, 2011 are as follows:

	For the year ended August 31,
	2011
	Pension benefits	Post-retirement benefits	Other long-term employee benefits	Total (1)

Current service cost	11,924	1,812	2,046	15,782
Amortization of past service costs	-	120	-	120
Actuarial gains	-	-	(1,955)	(1,955)
Interest cost	20,221	2,903	744	23,868
Expected return on plan assets	(20,897)	-	-	(20,897)
Curtailment gains	(1,878)	(1,788)	-	(3,666)
Net defined benefit plan expense (1)	9,370	3,047	835	13,252

(1) Current service cost, amortization of past service costs and actuarial gains related to other long-term employee benefits are included in compensation expense, interest cost and expected return on plan assets is included in net financing expense relating to employee benefit plans and curtailment gains are included in restructuring and other items in the consolidated statement of operations.  In addition, during the year ended August 31, 2011, the Disposed Properties recorded net employee benefit plan costs in earnings from discontinued operations of $0.9 million.

Actuarial gains and minimum funding liability related to the Company’s pension benefit plans and post-retirement benefit plans recognized in the consolidated statement of comprehensive income (loss) for the year ended August 31, 2011 are as follows:

	For the year ended August 31,
	2011
	Pension benefits	Post-retirement benefits	Total

Other comprehensive income (loss) from continuing operations
Net actuarial gains on employee benefits	16,028	676	16,704
Minimum funding liability	(4,146)	-	(4,146)
Other comprehensive income from discontinued operations
Net actuarial gains on employee benefits	557	-	557
Net actuarial gains recognized in other comprehensive income (loss)	12,439	676	13,115

The cumulative actuarial gains (losses) and minimum funding liability related to the Company’s pension benefit plans and post-retirement benefit plans recognized in the condensed consolidated statement of financial position as at August 31, 2011 are as follows:

2011

Cumulative actuarial losses recognized directly in deficit, September 1, 2010	(5,313)
Net actuarial gains recognized in other comprehensive income and deficit	17,261
Minimum funding liability recognized in other comprehensive income and deficit	(4,146)
Cumulative actuarial gains and minimum funding liability recognized directly in deficit, August 31, 2011	7,802

The net defined benefit plan obligations relating to the Company’s pension benefit plans, post-retirement benefit plans and other long-term employee benefit plans reported in the condensed consolidated statement of financial position as at August 31, 2011 are as follows:

	Pension benefits	Post-retirement benefits	Other long-term employee benefits	Total (1)
	2011
Net defined benefit plan obligations
Present value of plan obligations	388,225	55,124	16,580	459,929
Fair value of plan assets	340,445	-	-	340,445
Net plan deficits	47,780	55,124	16,580	119,484
Minimum funding liability	4,146	-	-	4,146
Unamortized past service cost	-	(2,171)	-	(2,171)
Net defined benefit plan obligations	51,926	52,953	16,580	121,459

(1) As at August 31, 2011, the entire net benefit obligation is recorded in other non-current liabilities on the condensed consolidated statement of financial position.

17.   EARNINGS PER SHARE

The following table provides a reconciliation of the denominators, which are presented in whole numbers, used in computing basic and diluted earnings per share.  No reconciling items in the computation of net earnings exist.

	For the three months ended
	November 30,
	2011	2010
Basic weighted average shares outstanding during the period	40,323,170	40,323,170
Dilutive effect of RSUs	415,141	502,740
Diluted weighted average shares outstanding during the period	40,738,311	40,825,910

Options outstanding that are anti-dilutive	560,000	280,000

18.   SHARE-BASED COMPENSATION AND OTHER LONG-TERM INCENTIVE PLANS

Share option plan

The Company has a share option plan (the “Option Plan”) for its employees and officers to assist in attracting, retaining and motivating officers and employees.  The Option Plan is administered by the Board.

During the three months ended November 30, 2011, the Company recorded compensation expense relating to the Option Plan of $0.1 million (2010 - $0.3 million), with an offsetting credit to contributed surplus.

During the three months ended November 30, 2011, the Company granted no options under the Option Plan (2010 – nil).  The following table provides details on changes to the issued options, which are presented in whole numbers, for the three months ended November 30, 2011:

	Stock options outstanding	Weighted Average Exercise Price

Balance, August 31, 2011	1,280,000	$9.85
Forfeited	(120,000)	$(9.85)
Balance, November 30, 2011	1,160,000	$9.85

Restricted share unit plan

The Company has a restricted share unit plan (the “RSU Plan”).  The RSU Plan provides for the grant of restricted share units (“RSUs”) to participants, being current, part-time or full-time officers, employees or consultants of the Company.  The RSU Plan is administered by the Board.

The Company granted no RSUs during the three months ended November 30, 2011 (2010 – nil).  During the three months ended November 30, 2011, the Company recorded compensation expense relating to the RSU Plan of $0.3 million (2010 - $0.6 million), with an offsetting credit to contributed surplus.

Deferred share unit plan

The Company has a deferred share unit plan (the “DSU Plan”) for the benefit of its non-employee directors.  The DSU Plan is administered by the Board.

During the three months ended November 30, 2011, the Company granted no deferred share units (2010 – nil).  During the three months ended November 30, 2011, the Company recorded a recovery of $1.7 million to compensation expense (2010 – expense of $0.7 million), with an offset to other non-current liabilities.  The recovery of share based compensation expense is due to the change in the Company’s share price during the three months ended November 30, 2011.

The aggregate carrying value of the DSU Plan liability was $3.3 million as at November 30, 2011 (August 31, 2011 - $5.0 million, September 1, 2010 - $1.5 million) and is recorded in other non-current liabilities on the condensed consolidated statement of financial position.

19.   SEGMENT INFORMATION

The Company has one reportable segment for financial reporting purposes, the Newspapers segment.  The Newspapers segment is comprised of the Eastern newspapers operating segment and the Western newspapers operating segment which have been aggregated. The Newspapers segment publishes daily and non-daily newspapers and operates the related newspaper websites.  Its revenue is primarily from advertising and circulation.  Postmedia has other business activities and an operating segment which are not separately reportable and are referred to collectively as the All other category.  Revenue in the All other category primarily consists of advertising and subscription revenue from FPinfomart and the website canada.com.

Each operating segment operates as a strategic business unit with separate management.  Segment performance is measured primarily upon the basis of segment operating profit.  The Company accounts for intersegment sales as if the sales were to third parties.

Included within digital revenue in the statements of operations is advertising revenue of $16.0 million for the three months ended November 30, 2011 (2010 - $16.3 million), and circulation/subscription revenue of $6.6 million for the three months ended November 30, 2011 (2010 - $6.6 million). Accordingly, aggregate print and digital revenue from advertising was $165.4 million for the three months ended November 30, 2011 (2010 - $185.5 million), and aggregate print and digital revenue from circulation/subscription was $60.9 million for the three months ended November 30, 2011 (2010 - $62.6 million).

Segmented information and a reconciliation of segment operating income to earnings before income taxes for the three months ended November 30, 2011 and 2010 are as follows:

	For the three months ended
	November 30,
	2011	2010

Revenue
Newspapers	223,075	244,797
All other	8,994	10,419
Intersegment elimination (1)	(979)	(1,117)
Total revenue	231,090	254,099
Operating income before depreciation, amortization and restructuring
Newspapers	54,793	71,600
All other	3,500	5,209
Corporate	(3,646)	(7,627)
	54,647	69,182
Reconciliation of segment operating income to earnings before income taxes
Depreciation	6,462	7,140
Amortization	11,021	11,464
Restructuring and other items	2,982	21,239
Operating income	34,182	29,339
Interest expense	16,837	19,341
Net financing expense relating to employee benefit plans	975	844
(Gain) loss on derivative financial instruments	(10,040)	12,950
Foreign currency exchange (gains) losses	12,132	(10,157)
Acquisition costs	-	1,787
Earnings before income taxes	14,278	4,574

(1) The Newspapers segment recorded intersegment revenue for the three months ended November 30, 2011 of $0.9 million (2010 - $0.9 million) and the All other category recorded intersegment revenue for the three months ended November 30, 2011 of $0.1 million (2010 - $0.2 million).

20.   IFRS - FIRST TIME ADOPTION

The accounting policies as presented in note 3 have been applied in preparing these interim condensed consolidated financial statements for the three months ended November 30, 2011, the comparative information for the three months ended November 30, 2010, the year ended August 31, 2011 and the opening statement of financial position at September 1, 2010, the date of transition to IFRS (“Transition Date”).  The Company applied IFRS 1 – First-time adoption of IFRS in preparing the consolidated statement of financial position as at September 1, 2010.  Prior to September 1, 2010, the Company prepared its consolidated financial statements in accordance with Canadian GAAP.  The effects of the transition are presented in this note.

Transitional elections

Mandatory exceptions

(i) Hedge accounting

IFRS 1 requires that hedge accounting may only be applied at the Transition Date for transactions that satisfy the hedge accounting criteria in IAS 39 - Financial Instruments: Recognition and Measurement.  IFRS 1 also does not permit transactions entered into before the date of transition to be retrospectively designated as hedges.  As a result, only hedging relationships that were previously designated by the Company under Canadian GAAP and satisfy the hedge accounting criteria under IFRS as of September 1, 2010 can be reflected as hedges in the Company’s results under IFRS.

The Company’s hedge accounting under Canadian GAAP was determined to be compliant with requirements in accordance with IAS 39, accordingly no adjustments were required on transition to IFRS.

(ii) Estimates

IFRS 1 does not allow the Company to use hindsight to create or revise estimates. The estimates previously made by the Company under Canadian GAAP were not revised for application of IFRS except where necessary to reflect any difference in accounting policies.

Optional exemptions

(i) Employee benefits

IFRS 1 provides the option to recognize all cumulative actuarial gains and losses which have been deferred under Canadian GAAP in opening deficit at the Transition Date.  The Company has elected to recognize cumulative actuarial losses from the Company’s defined benefit pension and post-retirement benefit plans in opening deficit on September 1, 2010.

Reconciliation of Canadian GAAP to IFRS on the Transition Date

(i) Reconciliation of equity

Total equity as at August 31, 2011, November 30, 2010, and September 1, 2010 previously reported under Canadian GAAP is reconciled to the amounts reported under IFRS as follows:

	As at August 31, 2011	As at November 30, 2010	As at September 1, 2010

Total equity in accordance with Canadian GAAP	304,342	325,843	315,402

Differences increasing (decreasing) reported equity
Employee benefits - actuarial gains (losses) (a)	11,948	16,247	(5,313)
Employee benefits - other long-term employee benefit plans (b)	1,769	227	(213)
Employee benefits - curtailment gains (c)	1,367	-	-
Employee benefits - minimum funding liability (d)	(4,146)	-	-
Total differences increasing (decreasing) reported equity	10,938	16,474	(5,526)
Total equity in accordance with IFRS	315,280	342,317	309,876

(ii) Reconciliation of net earnings (loss)

Net earnings (loss) for the year ended August 31, 2011 and the three months ended November 30, 2010 previously reported under Canadian GAAP is reconciled to the amounts reported under IFRS as follows:

	For the	For the three
	year ended	months ended
	August 31, 2011	November 30, 2010

Net earnings (loss) in accordance with Canadian GAAP	(12,938)	5,565

Differences increasing reported net earnings (loss)
Employee benefits - other long-term employee benefit plans (b)	1,982	440
Employee benefits - curtailment gains (c)	1,367	-
Total differences increasing reported net earnings (loss)	3,349	440
Net earnings (loss) in accordance with IFRS	(9,589)	6,005

(iii) Reconciliation of comprehensive income (loss)

Comprehensive income for the year ended August 31, 2011 and the three months ended November 30, 2010 previously reported under Canadian GAAP is reconciled to the amounts reported under IFRS as follows:

	For the	For the three
	year ended	months ended
	August 31, 2011	November 30, 2010

Comprehensive income (loss) in accordance with Canadian GAAP	(14,511)	9,555

Differences increasing (decreasing) reported comprehensive income (loss)
Impact of IFRS adjustments on net earnings (loss)	3,349	440
Employee benefits - actuarial gains (losses) (a)	17,261	21,560
Employee benefits - minimum funding liability (d)	(4,146)	-
Total differences increasing reported comprehensive income (loss)	16,464	22,000
Comprehensive income in accordance with IFRS	1,953	31,555

Explanatory notes on the transition to IFRS

(a) Employee benefits – actuarial gains and losses on defined benefit pension and post-retirement benefit plans

Under IFRS 1, the Company elected to recognize cumulative actuarial losses in opening deficit as at the Transition Date.  As a result on September 1, 2010, other non-current liabilities increased by $5.3 million with a corresponding increase to deficit.

Under IFRS, the Company elected to immediately recognize all actuarial gains and losses arising after the Transition Date in other comprehensive income and deficit.  Under Canadian GAAP, the Company used the corridor method whereby actuarial gains or losses in excess of 10% of the greater of the accrued benefit obligation or the fair value of plan assets at the beginning of the year were amortized over the expected average remaining service period of active employees.

For the three months ended November 30, 2010, the discount rate used to measure the Company’s plan obligations for defined benefit pension and post-retirement benefit plans increased from 5.30% to 5.66% and 5.40% to 5.60%, respectively, resulting in an actuarial gain of $15.0 million.  For the three months ended November 30, 2010, the actual return on plan assets related to the Company’s pension benefit plans was $6.6 million higher compared to the expected return resulting in an actuarial gain.  As a result of these changes for the three months ended November 30, 2010, other non-current liabilities decreased by $21.6 million and net actuarial gains of $21.6 million were charged to other comprehensive income and then immediately transferred to deficit.  The comprehensive income of $21.6 million for the three months ended November 30, 2010, includes a nominal gain related to discontinued operations.  The effect of this adjustment, along with the adjustment on transition, on the statement of financial position as at November 30, 2010, was to decrease other non-current liabilities $16.2 million with a corresponding decrease to deficit.

For the year ended August 31, 2011, other non-current liabilities decreased by $17.3 million and net actuarial gains of $17.3 million were charged to other comprehensive income and then immediately transferred to deficit.  The comprehensive income of $17.3 million for the year ended August 31, 2011, includes a gain of $0.6 million related to discontinued operations.  The effect of this adjustment, along with the adjustment on transition, on the consolidated statement of financial position as at August 31, 2011, was to decrease other non-current liabilities $11.9 million with a corresponding decrease to deficit.

The deferred income tax effect of these adjustments was nil.

(b) Employee benefits – actuarial gains and losses on other long-term employee benefit plans

Under IAS 19,  long-term employee benefit plans should be accounted for in the same way as defined benefit pension and defined benefit post-retirement plans with the exception that actuarial gains and losses and past service costs are recognized immediately in the statement of operations.  Under Canadian GAAP, the Company accounted for these plans similarly except actuarial gains and losses were amortized on a straight-line basis over the average duration over which benefits are expected to be paid (expected average remaining service life).  As a result on the Transition Date unamortized actuarial losses of $0.2 million were recognized in opening deficit with a corresponding increase to other non-current liabilities.  Net earnings for the three months ended November 30, 2010 and the year ended August 31, 2011 increased by a nominal amount due to the exclusion of the amortization of actuarial losses under Canadian GAAP.  For the three months ended November 30, 2010, the discount rate used to measure the Company’s other long-term employee benefit plan obligations increased from 4.40% to 4.80% resulting in an actuarial gain of $0.4 million.  As a result net earnings for the three months ended November 30, 2010, increased $0.4 million with a corresponding decrease to other non-current liabilities.  The effect of this adjustment, along with the adjustment on transition, on the consolidated statement of financial position as at November 30, 2010, was to decrease other non-current liabilities $0.2 million with a corresponding decrease to deficit.

For the year ended August 31, 2011, net earnings increased $2.0 million with a corresponding decrease to other non-current liabilities.  The effect of this adjustment, along with the adjustment on transition, on the consolidated statement of financial position as at August 31, 2011, was to decrease other non-current liabilities $1.8 million with a corresponding decrease to deficit.

The deferred income tax effect of these adjustments was nil.

(c) Employee benefits – curtailment gain

In the year ended August 31, 2011, under Canadian GAAP, the Company recorded a curtailment gain by first reversing actuarial losses of $1.4 million.  As described above, under IFRS the Company recognizes actuarial gains and losses in other comprehensive income and deficit as they occur.  As a result, for the year ended August 31, 2011, net earnings increased by $1.4 million.

The deferred income tax effect of these adjustments was nil.

(d) Employee benefits – minimum funding liability

IFRIC 14 “IAS 19 - The Limit of a Defined Benefit Asset, Minimum Funding Requirements and their Interaction”, addresses the application of paragraph 58 of IAS 19 which limits the measurement of a defined benefit asset to "the present value of economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan" plus past service cost.  IFRIC 14 provides guidance regarding (a) when refunds or reductions in future contributions should be regarded as available in accordance with paragraph 58 of IAS 19, (b) how a minimum funding requirement might affect the availability of reductions in future contributions and (c) when a minimum funding requirement might give rise to a liability.  An additional minimum funding liability will exist if the discounted minimum funding requirements from the actuarial funding valuations exceed the Company’s best estimate of future contributions required for past services and cannot be recovered.

Canadian GAAP did not address accounting for an additional liability due to minimum funding requirements.  Changes in the minimum funding requirement arising after the Transition Date are recognized in other comprehensive income and then immediately transferred to deficit.  On the Transition Date, the Company determined that it did not have an additional liability associated with the minimum funding requirements of its defined benefit pension plans.  For the year ended August 31, 2011, the Company determined that it had an additional liability of $4.1 million associated with the minimum funding requirements of its pension plans.  As a result other non-current liabilities increased $4.1 million and were charged to other comprehensive income and then immediately transferred to deficit.

The deferred income tax effect of these adjustments was nil.

(e) Employee benefits – presentation of expense

IAS 19 does not specify the presentation of current service cost, interest cost and the expected return on plan assets as components or a single item of income or expense.  Accordingly, under IFRS the Company is presenting the components of pension cost separately in the statement of operations. Current service costs will continue to be recorded in compensation expenses, and interest costs and the expected return on plan assets will be recorded in net financing expense relating to employee benefit plans in the statement of operations.  As a result of this presentation change, compensation expense decreased by $0.8 million and net financing expense relating to employee benefit plans increased by $0.8 million in the consolidated statement of operations for the three months ended November 30, 2010.  For the year ended August 31, 2011, compensation expense decreased by $3.0 million and net financing expense relating to employee benefit plans increased by $3.0 million in the consolidated statement of operations.  In addition, net earnings from continuing operations for the three months ended November 30, 2010 and the year ended August 31, 2011 increased a nominal amount due to the reclassification of net financing expense relating to employee benefit plans to earnings from discontinued operations.

(f) Provisions and contingent liabilities

On transition to IFRS, a review of the Company’s provisions and contingent liabilities was done.  As a result of the review, there were no changes to previously recorded amounts under Canadian GAAP.  However, under IFRS provisions must be presented separately in the statement of financial position.  As a result of this presentation change provisions of $21.4 million and $11.5 million were reclassified from accounts payable and accrued liabilities on September 1, 2010 and August 31, 2011, respectively, and provisions of $1.1 million and $1.5 million were reclassified from non-current liabilities on September 1, 2010 and August 31, 2011, respectively.

The following tables reconcile Canadian GAAP to IFRS, and where applicable, adjust for the presentation of discontinued operations, for the Company’s consolidated statements of operations and consolidated statements of comprehensive income (loss) for the three months ended November 30, 2010 and the year ended August 31, 2011, as well as the consolidated statement of financial position as of September 1, 2010 and August 31, 2011.

 Consolidated statement of operations for the three months ended November 30, 2010

	Canadian GAAP	Discontinued operations (note 5)		IFRS adjustments	IFRS

Revenues
Print advertising	197,282	(28,085)		-	169,197
Print circulation	59,789	(3,759)		-	56,030
Digital	23,554	(617)		-	22,937
Other	6,432	(497)		-	5,935
Total revenues	287,057	(32,958)		-	254,099
Expenses
Compensation	111,040	(12,866)	[b]	(440)
			[e]	(848)	96,886
Newsprint	17,841	(1,187)		-	16,654
Distribution	37,991	(5,172)		-	32,819
Other operating	45,959	(7,401)		-	38,558
Operating income before depreciation, amortization and restructuring	74,226	(6,332)		1,288	69,182
Depreciation	7,710	(570)		-	7,140
Amortization	11,636	(172)		-	11,464
Restructuring and other items	23,165	(1,926)		-	21,239
Operating income	31,715	(3,664)		1,288	29,339
Interest expense	21,574	(2,233)		-	19,341
Net financing expense relating to employee benefit plans	-	(4)	[e]	848	844
Loss on derivative financial instruments	12,950	-		-	12,950
Foreign currency exchange gains	(10,161)	4		-	(10,157)
Acquisition costs	1,787	-		-	1,787
Earnings before income taxes	5,565	(1,431)		440	4,574
Provision for income taxes	-	-		-	-
Net earnings from continuing operations	5,565	(1,431)		440	4,574
Net earnings from discontinued operations, net of tax of nil	-	1,431	[e]	-	1,431
Net earnings attributable to equity holders of the Company	5,565	-		440	6,005

 Consolidated statement of comprehensive income for the three months ended November 30, 2010

	Canadian GAAP		IFRS adjustments	IFRS

Net earnings attributable to equity holders of the Company	5,565		440	6,005

Other comprehensive income from continuing operations
Gain on valuation of derivative financial instruments, net of tax of nil	3,990		-	3,990
Net actuarial gains on employee benefits, net of tax of nil	-	[a]	21,525	21,525
Other comprehensive income from discontinued operations
Net actuarial gains on employee benefits, net of tax of nil	-	[a]	35	35
Other comprehensive income	3,990		21,560	25,550
Comprehensive income attributable to equity holders of the Company	9,555		22,000	31,555

 Consolidated statement of operations for the year ended August 31, 2011

	Canadian GAAP	Discontinued operations (note 5)		IFRS adjustments	IFRS

Revenues
Print advertising	674,451	(100,531)		-	573,920
Print circulation	233,984	(14,688)		-	219,296
Digital	90,282	(3,232)		-	87,050
Other	20,408	(1,786)		-	18,622
Total revenues	1,019,125	(120,237)		-	898,888
Expenses
Compensation	423,512	(50,026)	[b]	(1,982)
			[e]	(2,988)	368,516
Newsprint	62,125	(4,702)		-	57,423
Distribution	147,043	(20,218)		-	126,825
Other operating	185,337	(28,415)		-	156,922
Operating income before depreciation, amortization and restructuring	201,108	(16,876)		4,970	189,202
Depreciation	29,199	(2,184)		-	27,015
Amortization	45,893	(684)		-	45,209
Restructuring and other items	42,775	(3,397)	[c]	(1,367)	38,011
Operating income	83,241	(10,611)		6,337	78,967
Interest expense	80,315	(8,031)		-	72,284
Loss on debt prepayment	11,018	-		-	11,018
Net financing expense relating to employee benefit plans	-	(17)	[e]	2,988	2,971
Loss on disposal of property and equipment	175	1		-	176
Loss on derivative financial instruments	21,414	-		-	21,414
Foreign currency exchange gains	(17,960)	1		-	(17,959)
Acquisition costs	1,217	-		-	1,217
Loss before income taxes	(12,938)	(2,565)		3,349	(12,154)
Provision for income taxes	-	-		-	-
Net loss from continuing operations	(12,938)	(2,565)		3,349	(12,154)
Net earnings from discontinued operations, net of tax of nil	-	2,565	[e]	-	2,565
Net loss attributable to equity holders of the Company	(12,938)	-		3,349	(9,589)

 Consolidated statement of comprehensive income (loss) for the year ended August 31, 2011

	Canadian GAAP		IFRS adjustments	IFRS

Net loss attributable to equity holders of the Company	(12,938)		3,349	(9,589)

Other comprehensive income (loss) from continuing operations
Loss on valuation of derivative financial instruments, net of tax of nil	(1,573)		-	(1,573)
Net actuarial gains on employee benefits, net of tax of nil	-	[a]	16,705	16,705
Loss on minimum funding liability of employee benefits net of tax of nil	-	[d]	(4,146)	(4,146)
Other comprehensive income from discontinued operations
Net actuarial gains on employee benefits, net of tax of nil	-	[a]	556	556
Other comprehensive income (loss)	(1,573)		13,115	11,542
Comprehensive income (loss) attributable to equity holders of the Company	(14,511)		16,464	1,953

 Consolidated statement of financial position as at September 1, 2010

	Canadian GAAP		IFRS adjustments	IFRS
ASSETS

Current Assets
Cash	40,201		-	40,201
Accounts receivable	116,417		-	116,417
Inventory	6,187		-	6,187
Prepaid expenses and other assets	14,873		-	14,873
Total current assets	177,678		-	177,678
Non-Current Assets
Property and equipment	355,194		-	355,194
Derivative financial instruments	15,831		-	15,831
Other assets	4,208		-	4,208
Intangible assets	477,200		-	477,200
Goodwill	236,093		-	236,093
Total assets	1,266,204		-	1,266,204

LIABILITIES AND EQUITY

Current Liabilities
Accounts payable and accrued liabilities	113,421	[f]	(21,398)	92,023
Provisions	-	[f]	21,398	21,398
Deferred revenue	32,096		-	32,096
Current portion of derivative financial instruments	3,685		-	3,685
Current portion of long-term debt	13,499		-	13,499
Current portion of obligation under finance lease	1,841		-	1,841
Total current liabilities	164,542		-	164,542
Non-Current Liabilities
Long-term debt	632,532		-	632,532
Derivative financial instruments	558		-	558
Other non-current liabilities	152,489	[a]	5,313
		[b]	213
		[f]	(1,057)	156,958
Provisions	-	[f]	1,057	1,057
Deferred income taxes	681		-	681
Total liabilities	950,802		5,526	956,328

Equity
Capital stock	371,132		-	371,132
Contributed surplus	2,151		-	2,151
Deficit	(44,618)	[a]	(5,313)
		[b]	(213)	(50,144)
Accumulated other comprehensive loss	(13,263)		-	(13,263)
Total equity	315,402		(5,526)	309,876
Total liabilities and equity	1,266,204		-	1,266,204

 Consolidated statement of financial position as at August 31, 2011

	Canadian GAAP		IFRS adjustments	IFRS
ASSETS

Current Assets
Cash	10,483		-	10,483
Accounts receivable	118,577		-	118,577
Inventory	5,834		-	5,834
Prepaid expenses and other assets	15,928		-	15,928
Total current assets	150,822		-	150,822
Non-Current Assets
Property and equipment	336,268		-	336,268
Derivative financial instruments	13,817		-	13,817
Other assets	3,211		-	3,211
Intangible assets	440,032		-	440,032
Goodwill	236,093		-	236,093
Total assets	1,180,243		-	1,180,243

LIABILITIES AND EQUITY

Current Liabilities
Accounts payable and accrued liabilities	88,592	[f]	(11,508)	77,084
Provisions	-	[f]	11,508	11,508
Deferred revenue	30,494		-	30,494
Current portion of derivative financial instruments	12,307		-	12,307
Current portion of long-term debt	16,862		-	16,862
Total current liabilities	148,255		-	148,255
Non-Current Liabilities
Long-term debt	555,436		-	555,436
Derivative financial instruments	31,093		-	31,093
Other non-current liabilities	140,436	[a]	(11,948)
		[b]	(1,769)
		[c]	(1,367)
		[d]	4,146
		[f]	(1,499)	127,999
Provisions	-	[f]	1,499	1,499
Deferred income taxes	681		-	681
Total liabilities	875,901		(10,938)	864,963

Equity
Capital stock	371,132		-	371,132
Contributed surplus	5,602		-	5,602
Deficit	(57,556)	[a]	11,948
		[b]	1,769
		[c]	1,367
		[d]	(4,146)	(46,618)
Accumulated other comprehensive loss	(14,836)		-	(14,836)
Total equity	304,342		10,938	315,280
Total liabilities and equity	1,180,243		-	1,180,243

21.   UNITED STATES ACCOUNTING PRINCIPLES

These interim condensed consolidated financial statements have been prepared in accordance with IFRS.  In certain aspects GAAP as applied in the United States (“US GAAP”) differs from IFRS.  The following information complies with the GAAP reconciliation requirements of the Senior Secured Notes indenture.  All amounts are expressed in thousands of Canadian dollars unless otherwise noted.

Principle differences affecting the Company

(a) IFRS 1 – First time adoption of IFRS

The Company was required to apply the provision of IFRS 1 upon transition to IFRS.  IFRS 1 requires that the opening statement of financial position include all of the assets and liabilities that IFRS requires; exclude any assets and liabilities that IFRS does not permit; classify all assets, liabilities and equity in accordance with IFRS; measure all items in accordance with IFRS; and also includes certain optional exemptions and mandatory exceptions that do not require or permit recognition, classification and measurement in line with the above. US GAAP does not contain a comparable standard.  Included in note 20 are the various reconciliations from Canadian GAAP to IFRS and below are the various IFRS and US GAAP accounting differences which would include any measurement differences pertaining to the application of IFRS 1.

(b) Employee benefits – actuarial gains and losses

Under IFRS, the Company adopted an accounting policy of recognizing actuarial gains and losses related to the present value of the defined benefit obligation and the fair value of plan assets in other comprehensive income and deficit.  Such actuarial gains and losses are not subsequently recycled to the statement of operations.  Under US GAAP, the Company recognizes the funded status of defined benefit pension and post-retirement plans and recognizes changes in the funded status in the year in which the changes occur through other comprehensive income and accumulated other comprehensive income.  Actuarial gains and losses previously recognized in other comprehensive income are recycled to the statement of operations using the corridor method of amortization.  Under the corridor method the net actuarial gain or loss over 10% of the greater of the defined benefit obligation and the fair value of plan assets at the beginning of the year is amortized over the average remaining service period of active employees.  Since the Company’s actuarial gains and losses as at August 31, 2011 fall within the corridor there is no earnings difference related to the amortization of actuarial gains and losses for the three months ended November 30, 2011.  For the three months ended November 30, 2010 and the year ended August 31, 2011, net earnings decreased a nominal amount with a corresponding increase to comprehensive income as a result of the amortization of actuarial losses, net of a deferred tax provision of nil.  Due to the sale of the Disposed Properties under US GAAP, the cumulative net actuarial loss in equity is recycled to the statement of operations.  The effect on US GAAP net earnings for the three months ended November 30, 2011, was to decrease net earnings $0.4 million with a corresponding increase to comprehensive income (three months ended November 30, 2010 and year ended August 31, 2011 – nil), net of a deferred income tax provision of nil.

(c) Employee benefits – past service costs

Under IFRS, the Company is required to recognize on the balance sheet the difference between the defined benefit obligation and the fair value of plan assets, plus or minus any unrecognized past service costs, if any.  Under US GAAP, the Company recognizes the funded status of defined benefit plans and recognizes changes in the funded status in the period in which the changes occur through other comprehensive income and accumulated other comprehensive income.  The funded status represents the difference between the fair value of the plans assets and the defined benefit obligation.  Past service costs previously recognized in other comprehensive income are recycled to the statement of operations on a straight-line basis over the vesting period.  The effect on US GAAP comprehensive income for the three months ended November 30, 2011 was to increase comprehensive income by $0.1 million (three months ended November 30, 2010 – nil, year ended August 31, 2011 – decrease comprehensive income by $2.2 million), net of a deferred income tax provision of nil.  The effect on the statement of financial position as at November 30, 2011, was to increase other non-current liabilities $2.1 million with a corresponding decrease to deficit (August 31, 2011 - $2.2 million, September 1, 2010 - nil).

(d) Employee benefits – minimum funding liability

Under IFRS, the additional minimum liability associated with minimum funding requirements is computed by discounting the minimum funding requirements from the actuarial funding valuations by the discount rate as defined by IAS 19.  Changes in the minimum funding liability arising after the Transition Date are recognized in other comprehensive income and then immediately transferred to deficit.  The effect on US GAAP comprehensive income for the three months ended November 30, 2011 and 2010 was nil (year ended August 31, 2011 - increase comprehensive income $4.1 million net of a deferred income tax provision of nil).  The effect on the statement of financial position as at November 30, 2011, was to decrease other non-current liabilities $4.1 million with a corresponding decrease to deficit (August 31, 2011- $4.1 million, September 1, 2010 - nil).

(e) Employee benefits – curtailment gains

Under IFRS, curtailment gains include a pro rata share of the related unamortized actuarial loss and unrecognized past service costs.  However as the Company recognizes actuarial gains and losses in other comprehensive income and deficit as they occur, the curtailment gain is recognized in the statement of operations net of any pro rata share of unrecognized past service costs.  Under US GAAP, the curtailment gain is first recorded to offset any related unamortized actuarial loss recognized in accumulated other comprehensive income and any remaining curtailment gain is recognized in the statement of operations.  The effect on US GAAP net loss for the year ended August 31, 2011, was to increase net loss $1.4 million with a corresponding increase to comprehensive income, net of a deferred income tax provision of nil.

(f) Employee benefits – presentation of expense

Under IFRS, the Company has elected an accounting policy of recognizing the components of the defined benefit expense within different line items in the statement of operations.  The current service cost and recognized element of any past service costs of employee benefits expense is recorded in compensation expense in the statement of operations.  The expected return on plan assets and interest cost on the benefit obligations are presented in net financing expense relating to employee benefit plans in the statement of operations.  Under US GAAP, the components of the defined benefit expense must be aggregated and presented as a net amount in the statement of operations.  During the three months ended November 30, 2011, net financing expense relating to employee benefit plans was $1.0 million (three months ended November 30, 2010 - $0.9 million, year ended August 31, 2011 - $3.0 million).

(g) Long-term debt – debt issuance costs

Under IFRS, transaction costs related to the issuance of debt are deducted from the carrying value of the financial liability and are amortized using the effective interest method.  Under US GAAP, debt issuance costs, other than debt discounts or premiums, are deferred as an asset and recognized over the contractual life using the constant interest method.  The effect on the statement of financial position as at November 30, 2011, would be an increase to other assets of $19.1 million (August 31, 2011 - $24.9 million, September 1, 2010 - $31.4 million) with an offsetting increase to long-term debt.

Comparative reconciliation of net earnings (loss)

The following is a reconciliation of net earnings (loss) for the three months ended November 30, 2011 and 2010 and the year ended August 31, 2011 reflecting the differences between IFRS and US GAAP:

	For the three		For the twelve
	months ended		months ended
	November 30, 2011	November 30, 2010	August 31, 2011

Net earnings (loss) in accordance with IFRS	28,331	6,005	(9,589)
Employee benefits - actuarial gains and losses (b)	(397)	(7)	(27)
Employee benefits - curtailment gains (e)	-	-	(1,367)
Net earnings (loss) in accordance with US GAAP (1)	27,934	5,998	(10,983)

(1) Net earnings (loss) in accordance with US GAAP for the three months ended November 30, 2010 has been revised from amounts previously reported as a result of the adoption of IFRS due to interim employee benefit re-measurements recognized under IFRS.

Comparative reconciliation of comprehensive income (loss)

The following is a reconciliation of comprehensive income (loss) for the three months ended November 30, 2011 and 2010 and the year ended August 31, 2011 reflecting the differences between IFRS and US GAAP:

	For the three		For the twelve
	months ended		months ended
	November 30, 2011	November 30, 2010	August 31, 2011

Comprehensive income in accordance with IFRS	19,295	31,555	1,953
Impact of US GAAP differences on net earnings (loss)	(397)	(7)	(1,394)
	18,898	31,548	559
Employee benefits - actuarial gains and losses (b)	397	7	27
Employee benefits - past service costs (c)	62	-	(2,171)
Employee benefits - minimum funding liability (d)	-	-	4,146
Employee benefits - curtailment gains (e)	-	-	1,367
Comprehensive income in accordance with US GAAP (1)	19,357	31,555	3,928

(1) Comprehensive income in accordance with US GAAP for the three months ended November 30, 2010 has been revised from amounts previously reported as a result of the adoption of IFRS due to interim employee benefit re-measurements recognized under IFRS.

Comparative reconciliation of equity

A reconciliation of equity as at November 30, 2011, August 31, 2011 and September 1, 2010 reflecting the differences between IFRS and US GAAP is set out below:

	As at November 30, 2011	As at August 31, 2011	As at September 1, 2010

Equity in accordance with IFRS	334,980	315,280	309,876
Employee benefits - past service costs (c)	(2,109)	(2,171)	-
Employee benefits - minimum funding liability (d)	4,146	4,146	-
Equity in accordance with US GAAP	337,017	317,255	309,876

Other US GAAP disclosures

Operating expenses in the condensed consolidated statement of operations for the three months ended November 30, 2011 include $94.8 million of selling, general and administrative expenses (2010 - $98.5 million) and $2.7 million of rent expense (2010 - $2.7 million).  Accounts payable and accrued liabilities on the consolidated balance sheet as at November 30, 2011 include $42.1 million of payroll related accruals (August 31, 2011 - $49.1 million, September 1, 2010 - $65.5 million).